Mail Stop 3561

December 13, 2007

Stephen R. Crowder, Chief Executive Officer
Decorize, Inc.
1938 East Phelps
Springfield, Missouri 65802

> **Re:**   **Decorize, Inc.**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed November 20, 2007**
> **File No. 333-140794**
>
> **Form 10-KSB for Fiscal Year Ended June 30, 2007**
> **Filed October 9, 2007**
> **File No. 1-31260**
>
> **Forms 10-QSB/A for the Fiscal Quarters ended June 30, 2006,**
> **September 30, 2006, December 31, 2006, and March 31, 2007**
> **Filed October 9, 2007**
>
> **Form 10-QSB for the Fiscal Quarter ended September 30, 2007**
> **Filed November 14, 2007**
> **File No. 1-31260**

Dear Mr. Crowder:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-QSB for Fiscal Quarter Ended September 30, 2007

Item 3. Controls and Procedures, page 18

1. We note your disclosure that your chief executive officer and principal financial officer concluded that your disclosure controls and procedures are effective as of September 30, 2007, "with the exceptions described below." Given the exception noted, it remains unclear whether your chief executive officer and principal financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your principal financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you may state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you may state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

*   *   *   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

       You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Brian McAllister, Staff Accountant, at (202) 551-3341, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Lance M. Hardenburg, Esq.
       Hallett & Perrin, P.C.
       Via Facsimile